FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards
General Manager
Telefax: (5411) 4343-7528
investorelations@gfgsa.com
www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS
FIRST QUARTER ENDED MARCH 31st, 2010

(Buenos Aires, Argentina, May 12th, 2010) – Grupo Financiero Galicia S.A. (“Grupo Galicia”, “GFG”) (Buenos Aires Stock Exchange: GGAL / NASDAQ: GGAL) today announced its consolidated financial results for the first quarter of fiscal year 2010, ended March 31st, 2010.

NET INCOME FOR THE QUARTER ENDED MARCH 31st, 2010

➢	Net income for the first quarter ended March 31st, 2010 amounted to Ps. 51.7 million or Ps. 0.042 per share, equivalent to Ps. 0.42 per ADS.

➢
Net income was 4.9% higher than the Ps. 49.3 million registered in the fourth quarter of 2009, and 43.7% lower than the Ps. 91.9 million of the first quarter of the previous year. The latter result included Ps. 85.5 million of nonrecurring income due to the prepayment of a loan denominated in foreign currency at a discount.

➢
The result of the quarter was mainly attributable to the income derived from our interests in Banco de Galicia y Buenos Aires (the “Bank”) (Ps. 57.5 million) and in Sudamericana Holding (Ps. 4.5 million) offset by administrative expenses of Ps. 4.9 million and financial expenses of Ps. 3.7 million.

➢	The Bank recorded a net income of Ps. 60.7 million during the first quarter of 2010. Excluding the amortization of “amparo” claims for Ps. 29.2, adjusted net income amounted to Ps. 89.9 million.

➢
As of March 31st, 2010, the Bank’s market share of loans to the private sector reached 7.86% with a 1.37 percentage points increase compared to the same period of the previous year. In terms of deposits, market share of the private sector reached 8.01%, increasing 0.37 percentage points during the year.

➢	The table below shows the results per share information, based on Grupo Galicia’s financial statements.

	In Pesos
	FY 2010	FY 2009
Earnings per Share	1st Q	4th Q	1st Q
	03/31/10	12/31/09	03/31/09
Total Average Shares (in thousands)	1,241,407	1,241,407	1,241,407
Total Shares Outstanding (in thousands)	1,241,407	1,241,407	1,241,407
Book Value per Share	1.692	1.653	1.549
Book Value per ADS (*)	16.920	16.530	15.490
Earnings per Share	0.042	0.040	0.074
Earnings per ADS (*)	0.420	0.400	0.740

(*) 1ADS = 10 ordinary shares

➢	Grupo Galicia’s first quarter net income represents an annualized return of 1.07% on average assets and a 9.96% on average shareholders’ equity.

			Percentages
	FY 2010	FY 2009
Profitability	1st Q	4th Q	1st Q
	03/31/10	12/31/09	03/31/09
Return on Average Assets (*)	1.07	1.01	1.68
Return on Average Shareholders Equity (*)	9.96	9.71	19.37

       (*) Annualized.

NET INCOME BY BUSINESS

➢	The table below shows a “Net Income by Business” analysis. It includes a breakdown of Grupo Financiero Galicia’s results by subsidiary.

	In million of pesos
	FY 2010	FY 2009
Net Income by Business	1st Q	4th Q	1st Q
	03/31/10	12/31/09	03/31/09
Income from stake in Banco Galicia (94.7)	57.5	50.8	28.5
Income from stake in Sudamericana Holding (87.5%)	4.5	6.0	3.9
Income from stake in other companies	(1.0)	(1.9)	(1.7)
Deferred tax adjustment in Banco Galicia's subsidiaries	(1.0)	0.6	3.8
Other Income / (expenses) GFG	(8.6)	(9.5)	87.8
Income tax	0.3	3.3	(30.4)

Net Income for the period	51.7	49.3	91.9

➢	"Income from stake in Sudamericana Holding" includes the results from our interest in such company as for the quarter ended December 31st, 2009.

➢	“Income from Stake in Other Companies” includes the results from our interests in Net Investment S.A., Galicia Warrants S.A., G.V. Mandataria de Valores S.A. and Galval Agente de Valores S.A.

➢
The “Deferred Tax Adjustment” shows the income tax charge determined by Banco Galicia’s subsidiaries, according to the deferred tax method. This adjustment was not made in Banco Galicia’s financial statements because Argentine Central Bank’s regulations do not contemplate the application of the deferred tax method.

➢	“Other Income / (expenses) GFG” mainly includes administrative and financial expenses.

RECENT DEVELOPMENTS

➢	On April 14th, 2010 Grupo Galicia´s Ordinary and Extraordinary Shareholders Meeting approved the extension of the Global Program of Negotiable Obligations to the amount of up to US$ 100 million.

➢
On May 6th, 2010 the Comisión Nacional de Valores (National Securities Commission) approved the update of the US$ 60 million program and, on May 7th, 2010, approved a Price Supplement for the offering of a new class of Negotiable Obligations for a face value of up to US$ 45 million.

CONFERENCE CALL

On Thursday, May 13th at 11:00 A.M. Eastern Standard Time (12:00 A.M. Buenos Aires Time), GFG will host a conference call to review these results.

 The call-in number is: 913-312-1489.

This report is a summary analysis of Grupo Galicia’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia’s press release (www.bancogalicia.com.ar) and GFG’s financial statements, as well as with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), the Córdoba Stock Exchange and Nasdaq (www.nasdaq.com). Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)
	In millions of Pesos
	03/31/10	12/31/09	09/30/09	06/30/09	03/31/09

CASH AND DUE ROM BANKS	4,001.8	3,696.3	3,937.8	3,969.0	3,224.2

GOVERNMENT AND CORPORATE SECURITIES	4,137.9	3,920.4	4,314.7	3,191.7	3,037.9

LOANS	14,060.6	13,477.9	11,375.3	10,880.7	10,563.4

OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	3,593.4	3,360.4	3,577.0	4,273.2	3,913.6

EQUITY IN OTHER COMPANIES	56.2	53.9	51.5	49.4	48.7

BANK PREMISES AND EQUIPMENT, MISCELLANEOUS AND INTANGIBLE ASSETS	1,522.2	1,534.4	1,523.2	1,527.2	1,525.6

OTHER ASSETS	1,336.7	1,559.1	1,576.7	2,005.6	2,409.6

TOTAL ASSETS	28,708.8	27,602.4	26,356.2	25,896.8	24,723.0

DEPOSITS	17,964.7	17,039.4	15,837.0	15,050.3	14,711.6
- Non-Financial Government Sector	1,395.2	1,377.2	1,468.0	1,336.5	1,378.7
- Financial Sector	249.8	228.5	206.8	185.6	181.6
- Non-Financial Private Sector and Residents Abroad	16,319.7	15,433.7	14,162.2	13,528.2	13,151.3
-Current Accounts	3,834.6	3,631.4	3,155.4	3,242.1	2,830.7
-Savings Accounts	4,985.9	4,765.6	4,298.7	4,357.7	3,939.5
-Time Deposits	7,184.0	6,727.8	6,384.2	5,594.3	6,069.4
-Other	254.6	248.4	263.1	278.9	242.9
-Accrued interest and quotation differences payable	60.6	60.5	60.8	55.2	68.8

OTHER BANKS AND INTERNATIONAL ENTITIES	754.3	796.5	736.3	740.1	775.5

NEGOTIABLE OBLIGATIONS	2,354.0	2,677.2	2,884.4	2,958.4	2,831.5

OTHER LIABILITIES	5,235.9	4,748.2	4,620.0	4,927.3	4,224.6

MINORITY INTERESTS	298.9	288.6	273.4	261.1	256.6

TOTAL LIABILITIES	26,607.8	25,549.9	24,351.1	23,937.2	22,799.8

SHAREHOLDERS' EQUITY	2,101.0	2,052.5	2,005.1	1,959.6	1,923.2

INFLATION AND EXCHANGE RATE
Retail Price Index (%)(**)	3.46	2.58	2.21	1.09	1.61
Wholesale Price Index (%)(**)	4.29	3.26	3.35	2.09	1.21
C.E.R. (%)(**)	3.16	2.39	1.79	1.33	1.28
Exchange Rate ($/U$S) (***)	3.8763	3.7967	3.8427	3.7952	3.7135

(*)     Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**)   Variation within the quarter.
(***) Last working day of the quarter. Source B.C.R.A. - Comunique "A" 3500 - Reference Exchange Rate

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of Pesos
Quarter ended:	03/31/10	12/31/09	09/30/09	06/30/09	03/31/09

FINANCIAL INCOME	736.9	808.9	723.1	710.3	763.3
- Interest on Cash and Due From Bank	0.1	0.1	0.1	0.2	0.2
- Interest on Loans to the Financial Sector	0.8	0.9	1.1	1.2	1.6
- Interest on Overdrafts	36.2	42.6	432	51.3	54.7
- Interest on Notes	113.7	111.6	96.4	88.6	104.3
- Interest on Mortgage Loans	25.4	28.6	28.7	29.9	31.3
- Interest on PlEdge Loans	2.3	2.4	2.9	3.0	3.0
- Interest on Credit Card Loans	223.4	228.9	199.8	208.0	200.8
- Interest on Other Loans	140.0	127.2	107.5	105.9	96.2
- Net Income from Government and Corporate Securities	116.3	158.7	187.3	127.2	85.9
- On Other Receivables Resulting from Financial Brokerage	5.1	19.4	(6.2)	3.3	6.7
- Net Income from Guaranteed Loans-Decree 1387/01	1.0	1.3	1.5	1.9	6.8
- Adjustment by application of adjusting index	1.5	1.7	1.8	1.5	19.4
- Quotations Differences on Gold and Foreign Currency	26.0	29.6	28.7	34.5	34.7
- Other	45.1	55.9	30.3	53.8	117.7

FINANCIAL EXPENSES	330.3	380.0	346.6	349.2	384.7
- Interest on Demand Accounts Deposits	3.8	3.2	3.1	3.4	3.2
- Interest on Saving Accounts Deposits	1.1	1.0	1.0	0.8	0.9
- Interest on Time Deposits	187.5	211.8	209.9	205.7	231.1
- Interest on Interbank Loans Received (Call Money Loans)	1.4	1.1	0.8	1.6	0.2
- Interest on Loans from Financial Sector	-	-	0.1	1.2	-
- For Other Liabilities resulting from Financial Brokerage	33.4	72.6	24.4	63.9	71.1
- Interest on Subordinated Negotiable Obligations	33.4	32.2	32.5	31.0	29.6
- Other interest	0.9	0.6	0.8	0.7	0.8
- Net Income from Options	0.2	0.2	0.2	-	-
- Adjustment by application of adjusting index	0.1	-	0.1	-	0.2
- Contributions to the Deposit Insurance Fund	7.4	6.8	6.7	6.4	6.1
- Other	61.1	50.5	67.0	34.5	41.5

GROSS BROKERAGE MARGIN	406.6	428.9	376.5	361.1	378.6

PROVISIONS FOR LOAN LOSSES	121.0	174.4	142.9	144.7	177.5

INCOME FROM SERVICES, NET	389.5	369.3	338.1	305.7	297.8

ADMINISTRATIVE EXPENSES	589.7	563.0	517.0	492.8	456.3
- Personnel Expenses	338.8	311.6	283.9	277.9	245.7
- Directors' and Syndics' Fees	2.9	2.8	2.4	1.7	1.7
- Other Fees	17.2	19.7	19.2	16.3	14.9
- Advertising and Publicity	35.8	38.6	34.5	25.1	29.6
- Taxes	37.4	38.6	35.3	33.7	31.7
- Depreciation of Premises and Equipment	18.1	18.7	18.3	18.7	18.2
- Amortization of Organization and Development Expenses	13.1	14.5	10.8	10.6	10.0
- Other Operating Expenses	77.6	74.5	70.0	68.6	67.0
- Other	48.8	44.0	42.6	40.2	37.5

MINORITY INTEREST	(19.7)	(15.6)	(12.8)	(9.5)	(8.6)

INCOME FROM EQUITY INVESTMENTS	2.5	(0.1)	13.6	(0.6)	(1.6)

NET OTHER INCOME	33.8	41.1	36.1	41.9	114.0

INCOME TAX	50.3	36.9	40.3	24.3	54.5

NET INCOME	51.7	49.3	51.3	36.8	91.9

(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art.33 - Law 19550).

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